Dat Ngo, CPA

1338 Wayne Street
Easton, PA 18045
908-283-0456
Dat_Ngo@outlook.com

Independent Accountant's Review Report

To Management
Try Chop Chop LLC
5420 Camino Santander, #199
San Diego, CA 92130

I have reviewed the accompanying financial statements of **Try Chop Chop LLC** (the "Company"), which comprise the balance sheet as of **December 31, 2024**, and the related statements of income, changes in equity, and cash flows for the period from **March 7, 2022 (inception) through December 31, 2024**, and the related notes to the financial statements. A review includes primarily applying analytical procedures to financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion:

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Dat Ngo

Dat Ngo, CPA
July 31, 2025

Try Chop Chop LLC – Financial Statements for Reg CF Filing

1. Cover Sheet

Field	Value
Company Legal Name	Try Chop Chop LLC
EIN	35-2756614
Business Address	5420 Camino Santander, 199, San Diego CA 92130
Legal Structure	LLC (California)
Reporting Period	March 7, 2022 – December 31, 2024
Certification	Prepared in accordance with U.S. GAAP and reviewed by an independent public accountant in accordance with SSARS.

2. Balance Sheet

Category	2022	2023	2024
Assets	nan	nan	nan
Cash	0.0	0.0	0.0
Other Current Assets	0.0	0.0	0.0
Non-Current Assets	0.0	0.0	0.0
Total Assets	0.0	0.0	0.0
Liabilities and Equity	nan	nan	nan
Current Liabilities	0.0	0.0	0.0
Long-Term Liabilities	0.0	0.0	0.0
Capital Contributions	0.0	0.0	69380.23
Retained Earnings (Deficit)	0.0	0.0	-69380.23
Total Liabilities & Equity	0.0	0.0	0.0

3. Income Statement

Category	2022	2023	2024
Gross Revenue	0	0	0.0
Cost of Goods Sold	0	0	0.0
Operating Expenses	0	0	69380.23
Net Income (Loss)	0	0	-69380.23

4. Cash Flows

Category	2022	2023	2024
Net Income (Loss)	0	0	-69380.23
Adjustments for Non-Cash Expenses	0	0	0.0
Changes in Working Capital	0	0	0.0
Cash Flows from Operating Activities	0	0	-69380.23
Cash Flows from Investing Activities	0	0	0.0
Cash Flows from Financing Activities	0	0	69380.23
Beginning Cash Balance	0	0	0.0
Ending Cash Balance	0	0	0.0

5. Changes in Equity

Category	2022	2023	2024
Beginning Equity	0	0	0.0
Capital Contributions	0	0	69380.23
Distributions	0	0	0.0
Net Income (Loss)	0	0	-69380.23
Ending Equity	0	0	0.0

6. Footnotes

Footnote
Basis of Presentation: U.S. GAAP
Accounting Policies: Accrual basis; expenses recognized when incurred.
Revenue Recognition: No revenue recognized to date.
App Development Costs: [Expensed or capitalized—state clearly]
Related-Party Transactions: [Founders funded initial expenses]
Debt Obligations: None
Subsequent Events: [e.g., post-2024 fundraising or product launch]
Contingencies: None as of reporting date.

Footnotes to the Financial Statements

Basis of Presentation

These financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Accounting Policies

The company uses the accrual basis of accounting, recognizing revenues when earned and expenses when incurred. The company is pre-revenue and has no cost of goods sold to date.

App Development Costs

All app development costs incurred to date have been expensed as incurred, as they primarily relate to planning, design, and preliminary development phases that do not meet the criteria for capitalization under GAAP.

Related-Party Transactions

The company has been entirely self-funded by its members. All capital contributions and expense payments to date have been funded by the founders. No compensation or reimbursement has been paid to any related parties to date.

Debt Obligations

As of December 31, 2024, the company has no outstanding short-term or long-term debt obligations, loans, or convertible instruments.

Subsequent Events

Management has evaluated subsequent events through the date of issuance of these financial statements. No material subsequent events have occurred that require disclosure or adjustment to the financial statements.

Commitments and Contingencies

There are no known commitments, contingencies, or pending litigation as of the reporting date.